CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, Massachusetts 01803

July 11, 2012

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Circor International, Inc.
Form 10-K for the Year Ended December 31, 2011 Filed February 23, 2012
Form 10-Q for the Period Ended April 1, 2012 Filed May 3, 2012
    File No. 1-14962

Dear Mr. Decker:

This letter is submitted on behalf of CIRCOR International, Inc. (the “Company,” “Circor,” “we,” “us,” or “our”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company's Form 10-K for the year ended December 31, 2011 and Form 10-Q for the period ended April 1, 2012 (file No. 1-14962) as set forth in your letter dated June 27, 2012 addressed to Frederic M. Burditt, Vice President and Chief Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with responses below for each numbered comment.

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
July 11, 2012

Form 10-K for the Year Ended December 31, 2011
General
Comment No. 1
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Response to Comment No. 1
As requested, where a comment below requests additional disclosures or other revisions, where appropriate we show in our supplemental responses what the revisions will look like with underlined text representing added or revised disclosure. These revisions will be included in future filings.

Management's Discussion and Analysis of Financial Condition and Results...page 21
Liquidity and Capital Resources, page 39
General
Comment No. 2
You disclose on page 40 that $51.2 million of your total cash and cash equivalents was held in foreign bank accounts as of December 31, 2011. You also indicate on pages 66 and 77 that except for your Dutch subsidiary, undistributed earnings of foreign subsidiaries are considered to be indefinitely reinvested and accordingly no provision for U.S. federal and state income taxes has been recorded thereon. You also indicate that no additional provision is required for the Dutch subsidiary. Please disclose the following:

•	Please revise your disclosure to explain why no additional provision is required for the undistributed earnings of the Dutch subsidiary;

•	Please disclose the amount of repatriations to the U.S. in each period presented;

•	Please also disclose on page 77 whether repatriations to the U.S. caused all or a part of the $27.8 million decrease in indefinitely reinvested unremitted earnings of foreign subsidiaries; and

•	Please also tell us how you determined that your one time remittance of foreign earnings in 2011 did not impact your December 31, 2011 or future assertions regarding indefinite reinvestment.
Response to Comment No. 2
We acknowledge the Staff's comment and respectfully propose to include substantially the following expanded version of our disclosures in future filings regarding cash and cash equivalents in foreign bank accounts and why no provision is required for the undistributed earnings of our foreign subsidiaries. The content of this disclosure, with underlined text representing added or revised disclosure, will be applied prospectively in our forms 10-K and 10-Q.
Page 40 - As of December 31, 2011, cash and cash equivalents totaled $54.9 million of which $51.2 million was held in foreign bank accounts. This compares to $45.8 million of cash and cash equivalents as of December 31, 2010 of which $40.4 million was held in foreign bank accounts. The cash and cash equivalents located at our foreign subsidiaries may not be repatriated to the United States ("U.S.") or other jurisdictions without significant tax implications. We believe that our U.S. based subsidiaries, in the aggregate, will generate positive operating cash flows and in addition we may utilize our 2011 Credit Facility for U.S. based subsidiary cash needs. As a result, we believe that we will not need to repatriate

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
July 11, 2012

cash from our foreign subsidiaries with earnings that are indefinitely reinvested.
Pages 66 & 77 - For our Dutch operating subsidiary undistributed earnings are not considered to be indefinitely reinvested, and because our effective tax rate in the Netherlands is higher than the current U.S. tax rates, no additional provision for U.S. federal and state income taxes is needed. The undistributed earnings of our other foreign subsidiaries are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal and state income taxes has been recorded thereon.
Page 77 - Undistributed earnings of our foreign subsidiaries amounted to $121.2 million at December 31, 2011 and $149.0 million at December 31, 2010. During our fiscal years ended December 31, 2009 and 2010, we did not repatriate any cash to the U.S. During 2011 we repatriated approximately $36.9 million to the U.S. of which $4.0 million was from our Dutch operating subsidiary, for which undistributed earnings are not considered to be indefinitely reinvested. During 2010, one of our U.S. subsidiaries, Leslie Controls Inc., filed for bankruptcy under the U.S. Bankruptcy Code in order to resolve its exposure to asbestos litigation. As part of the bankruptcy settlement we were required to make payments during 2011 of approximately $80.0 million to a trust established under Section 542 of the U.S. Bankruptcy Code. In anticipation of this one time bankruptcy funding requirement we remitted foreign earnings of approximately $36.9 million to be used for a portion of this bankruptcy funding. We also utilized additional borrowings on our 2011 Credit Facility, which provides for a $300.0 million revolving line of credit and a $150.0 million accordion feature to meet the approximate $80.0 million bankruptcy trust payment. We believe that the non-Dutch repatriation was a unique, one time event, and do not expect any similar repatriations to the U.S. in the foreseeable future. The $27.8 million net decrease in indefinitely reinvested unremitted earnings of our foreign subsidiaries was primarily a result of the approximate $36.9 million of repatriations to the U.S. during 2011, partially offset by foreign earnings. Upon distribution of any of the undistributed earnings of our foreign subsidiaries, in the form of dividends or otherwise, we will be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of U.S. income tax liability that would be incurred is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits may be available to reduce some portion of any U.S. income tax liability. We believe that our U.S. based subsidiaries, in the aggregate, will generate positive operating cash flows and, in addition we may utilize our 2011 Credit Facility for the cash needs of our U.S. based subsidiaries. As a result, we believe that we will not need to repatriate cash from our foreign subsidiaries that are indefinitely reinvested.
Supplementally, we note to the Staff the additional details with regard to our Dutch subsidiary.
The revenue and net income for the year ending December 31, 2011 of our Dutch operating subsidiary, Dovianus B.V., for which undistributed earnings are not considered to be indefinitely reinvested, are approximately $9.0 million and less than $0.7 million, respectively. Acquisition goodwill for this Dutch subsidiary was amortized and deducted for U.S. earnings and profit calculations, but not for Dutch tax purposes. This resulted in an increase in this subsidiary's tax rate above the U.S. tax rate. In accordance with Accounting Standards Codification ("ASC") 740-30-25-14 a tax benefit shall not be recognized for tax deductions or favorable tax rates attributable to future dividends of undistributed earnings. Each year we monitor the effective tax rate of our Dutch subsidiary and if this rate goes below the U.S. rates, we will include a provision for the resultant deferred tax.

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
July 11, 2012

Comment No. 3
During the year ended December 31, 2011, you used $48.8 million in operating activities compared to generating $36.8 million during the twelve months ended December 31, 2010. You indicate that the higher amount of cash used in operating activities was primarily due to the payment of $76.6 million in April 2011 to fund the Leslie Controls Asbestos Trust, offset partially by higher net income compared to 2010. You have listed only one component that impacted your cash flows from operations in 2011. Please also expand this disclosure to discuss the underlying reasons for changes in your working capital components, with specific discussions for trade accounts receivables, inventories, prepaid expenses and other assets and accounts payable, accrued expenses and other liabilities, as applicable. Given the impact of the changes in your trade accounts receivable and inventories, please also consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.
Response to Comment No. 3
We acknowledge the Staff's comment and respectfully propose to include substantially the following expanded disclosure in future filings, which includes a discussion of the components that resulted in an increase or decrease in cash flows from operations and makes specific reference to the relevant net working capital components that had a significant effect on the increase or decrease. With regard to considering the financial measures of days sales outstanding and days sales in inventory, we believe that the expanded disclosure, as presented below, would be most relevant to the readers of our financial statements. The content of this disclosure, with underlined text representing added or revised disclosure, will be applied prospectively in our forms 10-K and 10-Q.

Form 10-K for the Year Ended December 31, 2011

During the year ended December 31, 2011, we used $48.8 million cash from operating activities compared to generating $36.8 million during the twelve months ended December 31, 2010. The higher cash used in operating activities during 2011 as compared to 2010 was primarily due to the payment of $76.6 million in April 2011 to fund the Leslie Controls Asbestos Trust, partially offset by higher net income. In addition, during the year ended December 31, 2011 we used approximately $31.7 million cash from working capital components compared to using $11.8 million during the same period in 2010. During the year ended December 31, 2011, trade accounts receivable increased $17.9 million primarily due to higher revenue compared to the prior year. Inventories increased $38.6 million during the year ended December 31, 2011 to support higher sales volumes. Prepaid expenses and other assets increased $22.9 million during the year ended December 31, 2011 primarily due to an increase in tax assets related to the funding of the Leslie Controls Asbestos Trust. These increases in working capital components during the year ended December 31, 2011 were partially offset by an increase of $47.7 million in accounts payable, accrued expenses and other liabilities. The increase in accounts payable, accrued expenses and other liabilities during the year ended December 31, 2011 was primarily the result of the timing of supplier payments, higher customer advances and higher pension liabilities.

Form 10-Q for the Period Ended April 1, 2012

During the three months ended April 1, 2012, we used $3.0 million in operating activities compared to

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
July 11, 2012

generating $3.2 million during the same period in 2011. The higher amount of cash used in operating activities was primarily due to increases in accounts payable payments due to the timing of supplier and employee related payments. These working capital increases were partially offset by higher net income and depreciation compared to the same period in 2011.

Form 10-Q for Fiscal Quarter Ended April 4, 2010
General
Comment No. 4
Please address the above comments in your interim filings as well, as applicable.
Response to Comment No. 4
We acknowledge the Staff's comment and will be responsive to the above comments from the Staff in future interim filings, as applicable.

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 270-1210 or by facsimile at (781) 270-1286.
Very truly yours,

/s/    Frederic M. Burditt
Frederic M. Burditt
Vice President, Chief Financial Officer

Cc:    Andrew H. Goodman, Goodwin Procter LLP